

Mail Stop 3561

August 18, 2015

Alessandro Gili
Chief Financial Officer
New Business Netherlands N.V.
Via Abetone Inferiore n. 4
1-41053 Maranello (MO)
Italy

> **Re:** **New Business Netherlands N.V.**
> **Registration Statement on Form F-1**
> **Filed July 23, 2015**
> **File No. 333-205804**

Dear Mr. Gili:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that after the offering FCA intends to transfer its remaining interest in New Business Netherlands N.V. to FCA shareholders. Please advise whether you intend to file a registration statement relating to the transactions disclosed on pages 114 and 115, and, if not, please explain your analysis.

2. Please advise us of all recent public statements made by Sergio Marchionne regarding the Ferrari initial public offering. For example, we note media reports regarding such statements made on July 3, 2015 and July 10, 2015, including statements regarding the possible valuation of the company. In addition, please provide your analysis regarding

whether these statements, individually or in the aggregate, constitute offers made prior to the filing of the registration statement.

Note on Preparation, page iv

3. We note your disclosure that with the exception of the FCA Note and subsequent refinancing, the Restructuring will be retrospectively reflected in the annual consolidated financial statements as though it had occurred effective January 1, 2012, and reflected in the interim condensed consolidated financial statements as though it had occurred effective January 1, 2014. Please explain to us why you believe it is appropriate to retrospectively reflect this restructuring transaction (excluding the issuance of the FCA Note) in the historical financial statements. As part of your response, please tell us what consideration you gave to presenting this transaction on a pro forma basis.

Cautionary Statements Concerning Forward-Looking Statements, page vi

4. Please provide your basis for including the following statement in your prospectus: "We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this prospectus or in connection with any use by any third party of such forward-looking statements."

Summary, page 1

Our Competitive Strengths, page 1

5. You disclose that you divide your regional markets into "EMEA," Americas, Greater China and "Rest of APAC." Please disclose the meaning of the terms "EMEA" and "Rest of APAC."

6. We note that you have been ranked as one of the world's most powerful brands by independent surveyors. Please revise to disclose such surveyors and clarify what you mean by "most powerful brand."

7. We note that in several places in your prospectus, you describe Scuderia Ferrari as the most successful team in Formula 1 history, and we note that you have included such description multiple times in your prospectus summary. Please provide a more balanced discussion of such success to reflect recent racing results. In addition, if material, please discuss the impact that Formula One regulations have on your business.

Corporate Structure and Proposed Separation, page 4

8. Please revise your disclosure in this section regarding the ownership structure of the registrant after the intra-group restructuring of Ferrari and after separation to also provide

such information assuming that the underwriters' option is not exercised. Please also briefly discuss the FCA Note in this section.

9. Please clarify here that a shareholder's ownership of FCA shares and Ferrari S.p.A. shares will be counted towards ownership of your shares for purposes of participating in the loyalty voting program. In addition, please disclose here the voting power that Exor S.p.A., Piero Ferrari and the public shareholders will have immediately following the completion of the Separation, assuming the same level of participation in your loyalty voting program as the current level of participation in FCA's loyalty program. In this regard, we note your disclosure that you expect Piero Ferrari and Exor S.p.A. to participate in your loyalty voting program.

10. We note your disclosure on page 5 regarding the potential positive effects considered in connection with the Separation. Please balance this disclosure by providing a brief summary of the potential negative effects of the Separation.

Summary Historical and Pro Forma Financial Data, page 7

11. We note that in your table of consolidated income statement data, you present Adjusted EBITDA below revenue and above the amounts related to EBIT, profit before taxes, net profit and EPS. Please revise to disclose this non-GAAP financial measure below the GAAP financial measures pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors, page 9

12. We note that you limit growth to maintain the value of the Ferrari brand through exclusivity. Please include a risk factor that addresses the pressure you may experience as a public company to demonstrate growth by increasing the number of cars you sell or tell us why this is not necessary.

Risks Related to our Business, Strategy and Operations, page 9

The small number of car models we produce and sell may result in greater volatility…, page 11

13. Please revise your description of the models you currently sell for consistency and clarity throughout. In this regard, we note that on page 11 you reference five range models, and on page 86 you reference six range models.

Developments in emerging markets may adversely affect our business, page 14

14. Please expand this risk factor or add a separate risk factor addressing the recent slowdown in the rate of growth in many emerging markets, including China.

Car recalls may be costly and may harm our reputation, page 17

15. Please reference in this risk factor your July 2015 safety recall related to driver's side air bags manufactured by Takata Corporation. We note your related disclosure on page 112.

Risks Related to Taxation, page 25

16. We note your disclosure regarding the risk that any reorganization, merger or demerger in connection with the Separation may not receive tax-free treatment. We also note your disclosure that no assurance can be given that shareholders will not incur substantial tax liabilities. Please expand your disclosure regarding the tax treatment of any reorganization, merger or demerger in connection with the Separation to clarify the material tax consequences of any such transaction. Please provide such discussion with respect to the income tax effects under the laws of the United States, Italy, and the Netherlands, or tell us why such information is not material. Refer to Item 10.E. of Form 20-F. In addition, please file related tax opinions regarding such tax consequences, or tell us why you do not believe that they are required. Refer to Item 601(b)(8) of Regulation S-K.

Capitalization, page 29

17. Please remove the "cash and cash equivalents" and "deposits in FCA Group cash management pools" line items from your Capitalization table. See Item 3.B of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

18. We note from the disclosure on the cover of your Form F-1 that investors who purchase common shares in the offering may elect to participate in your loyalty voting program by registering their common shares in your loyalty share register and holding them for three years. We also note that the loyalty voting program effectively awards two votes for each qualifying common share by means of the issuance of special voting shares. Please revise MD&A and the notes to your financial statements to disclose these special voting rights with respect to your loyalty voting shares that will exist following the completion of this transaction. Refer to the disclosure requirements outlined in paragraph 79(a) of IAS 1.

Liquidity and Capital Resources, page 61

Liquidity Overview, page 61

19. We note your disclosure that "[e]xcluding the impact of the Restructuring," you believe your current liquidity will be sufficient in order to meet your obligations and fund your

business as well as capital expenditures. Please revise to clarify why you are excluding the impact of the Restructuring in this context.

20. We note your disclosure on page 62 of the non-GAAP financial measure "net debt," and we note that your calculation of this measure appears to be disclosed on page 70. Please revise to include the disclosures required by Item 10(e) of Regulation S-K as they relate to this non-GAAP financial measure. In this regard, we note that your disclosures of the non-GAAP measure "net cash" on pages 45 and 46 do not make reference to "net debt." Please revise accordingly.

Contractual Obligations, page 72

21. We note from your disclosure in footnote (1) that your long-term debt is expected to change significantly as a result of the Restructuring transactions and, in particular, the issuance of the FCA Note following the Restructuring which you intend to refinance using third party debt. Please revise to include disclosure of the nature and terms of the third party debt including maturity date and interest rate, to the extent those terms are known prior to the effectiveness of this registration statement.

Qualitative and Quantitative information on Financial Risks, page 73

22. We note that you include disclosure of interest rate risk as one of your financial risks. Please revise your disclosure to present your discussion in accordance with one of the three disclosure alternatives set forth in Item 11(a) of Form 20-F.

Business, page 76

Sales and After-Sales, page 93

23. We note that in China you import cars through a joint venture with a local importer. Please describe the percentage of revenues you receive from sales of cars to dealers in China.

Parts, page 94

Brand Activities, page 98

24. Please disclose the percentage of the revenues you receive from your brand activities, or tell us why you do not believe this is material. We note your disclosure regarding your planned growth in adjacent luxury and lifestyle categories.

Financial Services, page 104

25. We note your partnership with FCAB disclosed on page 104. Please disclose whether your Separation from FCA will affect this partnership as we note that this is a joint venture with FCA Italy S.p.A., and please address any material risks associated with the Separation and your partnership with FCAB in your risk factors section. In that regard, we note that you believe this partnership will enable you to extend the reach of your dealer and retail financing service to a larger number of markets in which you operate.

Vehicle Safety, page 111

26. We note your disclosure on page 112 of the Takata airbag recall on July 14, 2015 and the compliance costs for driver distraction guidelines published by the NHTSA. Revise to disclose in a financial statement footnote the estimated financial effect of these items or a statement that such an estimate cannot be made to the extent that the amounts involved are material. Refer to paragraph 21 of IAS 10.

Management, page 117

27. We note that Sergio Marchionne is currently the chairman of the board and that he is going to continue to serve on your board after the offering. In an appropriate place in your prospectus, please discuss the potential conflict of interests that may arise as the result of the chairman of your board serving as FCA's chief executive officer and chairman of the board. In this regard, we note that FCA designs, manufactures and sells Maserati vehicles and that you produce engines for Maserati vehicles.

Tax Consequences, page 135

28. Please disclose the details of any tax treaty the U.S. has with Italy or the Netherlands concerning the imposition of withholding taxes on dividends paid by Italian or Dutch issuers to holders not residing in the issuer's country. Please also discuss the terms of any such treaty allowing Italy or the Netherlands, as the case may be, to tax dividends paid to such non-resident shareholders.

Audited Financial Statements for the Year Ended December 31, 2014

Statements of Cash Flows, page F-27

29. Please explain to us why you believe it is appropriate to classify the net change in deposits in FCA Group cash management pools as a financing activity on the statement of cash flows. As part of your response, please tell us how you evaluated that these deposits were not cash equivalents under the guidance in paragraph 7 of IAS 7.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-40

30. We note from the face of the income statement that revenues are presented as "net." Please explain to us and revise your disclosure in Note 2 to disclose the nature of these adjustments made to revenues if material pursuant to paragraph 35 of IAS 18.

Segment Reporting, page F-42

31. We note your disclosure in Note 2 that you have determined that you have one operating and one reportable segment based on the information reviewed by the CODM in making decisions regarding allocation of resources and to assess performance. However, we note from your disclosure in Note 4 that you have revenue streams from lines of businesses which appear to be different in nature and significant in their contribution to the consolidated amount. Please explain to us why you believe that you only have one operating segment under the guidance in paragraph 5 of IFRS 8. As part of your response, please address the following:

- Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;
- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
- Tell us who is held accountable, if anyone, for the following revenue streams: "cars and spare parts", "engines", and "sponsorship, commercial and brand." Also tell us the title and role of the people these individuals report to in the organization;
- Describe the information regularly provided to the CODM and how frequently it is prepared; and
- Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Other contingent liabilities, page F-44

32. Please tell us if you have any classes of contingent liabilities where the possibility of any outflow in settlement is remote. If so, please revise to provide disclosure pursuant to paragraph 86 of IFRS 37.

Note 22. Provisions, page F-68

33. You disclose that the most significant accruals to the provision for legal proceedings and disputes recognized in 2014, relate to ongoing disputes with a former commercial partner previously responsible for operating certain Ferrari stores in Italy, and litigation with a

former distributor. Please revise to disclose more details about the nature of this class of provisions, the expected timing of any resulting outflows, and an indication of the uncertainties about the amount or timing of any outflows, including major assumptions made concerning future events. See guidance in paragraphs 85(a) and (b) of IAS 37.

Exhibits and Financial Statement Schedules, page II-2

34. Please file all material agreements pursuant to Item 601 of Regulation S-K, including the revolving credit facility held with Fiat Chrysler Finance North America. In addition, please file the terms of the Separation and the related agreements with FCA. Alternatively, explain to us why you believe a particular agreement is not material to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.


Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure


cc: Scott Miller
        Sullivan & Cromwell LLP